The Information Agent for the Offer is:
17 State Street, 10th Floor
New York, New York 1004
Banks and Brokers Call Collect: (212) 440-9800
All Others Please Call Toll-Free: (800) 441-4290
Offer to Purchase for Cash
All Outstanding
Class A Ordinary Shares, nominal value NOK 10.00 per share
Class A American Depositary Shares,
each representing one Class A Ordinary Share
Class B Ordinary Shares, nominal value NOK 10.00 per share
Class B American Depositary Shares,
each representing one Class B Ordinary Share
of
SMEDVIG ASA
at
NOK 205 Net Per Class A Ordinary Share and Per Class A American Depositary Share
and
NOK 165 Net Per Class B Ordinary Share and Per Class B American Depositary Share
by
SEADRILL LIMITED
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 4 P.M., NEW YORK CITY TIME,
ON MONDAY, APRIL 3, 2006 UNLESS THE OFFER IS EXTENDED.
March 6, 2006
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
      We have been appointed by SeaDrill Limited (the “Purchaser”), a Bermuda limited company, as Information Agent in connection with the Purchaser’s offer to purchase any and all outstanding Class A Ordinary Shares, 10.00 Norwegian kroner (“NOK”) nominal value per share (the “Class A Shares”), Class A American Depositary Shares, each representing one Class A Ordinary Share (the “Class A ADSs”), Class B Ordinary Shares, nominal value NOK 10.00 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), and Class B American Depositary Shares, each representing one Class B Ordinary Share (the “Class B ADSs” and, together with the Class A ADSs, the “ADSs”), of Smedvig ASA, a public limited company organized under the laws of Norway (“Smedvig”), at a price of NOK 205 per Class A Share and per Class A ADS, net to the seller in cash, without interest, and NOK 165 per Class B

Share and per Class B ADS, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 2006 (the “Offer to Purchase”) and in the related Letters of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Each Class A ADS represents one Class A Share, each Class B ADS represents one Class B Share, and each ADS is evidenced by an American Depositary Receipt issued by Citibank, N.A., as depositary for the ADSs. The Offer is being made only to all holders of ADSs and all holders of Shares who are residents of the United States.
      Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

1. Offer to Purchase dated March 6, 2006;

2. Letters of Transmittal for your use in accepting the Offer and tendering Shares and ADSs and for the information of your clients (manually signed facsimile copies of the Letters of Transmittal may be used to tender Shares and ADSs);

3. Notice of Guaranteed Delivery to be used to accept the Offer if (i) American Depositary Receipts evidencing such ADSs are not immediately available or if the American Depositary Receipts and all other required documents cannot be delivered to Citibank, N.A. (the “Depositary”), (ii) your client has recently purchased Shares but has not registered such Shares with the Norwegian Central Securities Depository, or Verdipapirsentralen (“VPS”) or (iii) if the procedures for book-entry transfer cannot be completed on a timely basis; and

4. A printed form of letter that may be sent to your clients for whose accounts you hold Shares and ADSs registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.
      In order to take advantage of the Offer, (i) a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or in Agent’s Message (as described below) and other required documents should be sent to the Depositary and (ii) American Depositary Receipts representing the tendered ADSs should be delivered to the Depositary, or such ADSs should be tendered by book-entry transfer into the Depositary’s account maintained at the Book-Entry Transfer Facility (as described in the Offer to Purchase), all in accordance with the instructions set forth in the Letters of Transmittal and the Offer to Purchase.
      The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the system of the Book-Entry Transfer Facility tendering the ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.
      The Depositary will establish an account with respect to the ADSs at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of ADSs by causing the Book-Entry Transfer Facility to transfer such ADSs into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer.
Delivery of Documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.
      Holders of Shares or ADSs whose American Depositary Receipts are not immediately available, who cannot complete the procedures for book-entry transfer on a timely basis, or who cannot deliver all other required documents to the Depositary prior to the Expiration Date (as defined in the Offer to Purchase) must tender their Shares and ADSs according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.
      The Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to Depositary and the Information Agent) in connection with the solicitation of tenders of Shares and ADSs pursuant to the Offer. The Purchaser will, however, upon request, reimburse you for customary mailing and handling costs incurred by you in forwarding the enclosed materials to your clients. The Purchaser will pay or cause to be paid all stock transfer taxes applicable to its purchase of Shares and ADSs pursuant to the Offer, except as otherwise provided in the Letters of Transmittal.

      We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 4 p.m., New York City time, on Monday, April 3, 2006, unless the Offer is extended.
      Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson Shareholder Communications
      Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of the Purchaser, Smedvig, the Information Agent, the Depositary or any affiliate of any of the foregoing or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

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